SECURITIES AND EXCHANGE COMMISSION
     WASHINGTON, DC  20549
     ----------------------------------

     FORM 11-K

     (Mark One)

     [ ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

     For the fiscal year ended

     OR

     [X] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the transition period from July 1, 1997 to December 31, 1997 Commission file number

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
           Sterling Savings Association Employee Savings and Investment Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     REQUIRED INFORMATION

     The following financial statements shall be furnished for the plan:

     1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

     2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

     3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01-.6A-05).

     4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

     SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     ----------------------------------------
                                     (Name of Plan)


     ----------------------------    ----------------------------------------
     Date                            (Signature)

     STERLING Savings Association
     Employee Savings and Investment Plan

     INFORMATION TO BE INCLUDED IN THE REPORT:

     1.  Not applicable, see Item 4.

     2.  Not applicable, see Item 4.

     3.  Not applicable, see Item 4.

     4. Financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

     Report of Independent Accountants

     Financial Statements:

       Statements of Net Assets Available for Benefits as of
         December 31, 1997 and June 30, 1997

       Statements of Changes in Net Assets Available for Benefits for the Six Months Ended December 31, 1997 and for the
         Year Ended June 30, 1997

       Notes to Financial Statements

     Supplemental Schedules:

       Line 27a - Schedule of Assets Held for Investment Purposes

       Line 27d - Schedule of Reportable Transactions

     REPORT OF INDEPENDENT ACCOUNTANTS


     August 28, 1998


     To the Participants and
       Administrative Committee
       of the Sterling Savings Association
       Employee Savings and Investment Plan


     In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Sterling Savings Association Employee Savings and Investment Plan ("the Plan") as of December 31, 1997 and June 30, 1997, and the changes in net assets available for benefits for the six months ended December 31, 1997 and the year ended June 30, 1997, as listed under Item 4 of Form 11-K, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules as listed on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                          /s/PricewaterhouseCoopers LLP

     STERLING SAVINGS ASSOCIATION
     Employee Savings and Investment Plan
     Statements of Net Assets Available for Benefits as of December 31, 1997 and June 30, 1997


                                                 December 31,   June 30,
                                                 1997           1997
                                                 ------------   ----------
     Assets:
       Investments at fair value:
         Mutual funds                             $3,944,386    $3,590,194
         Common stock of Sterling Financial
           Corporation                             2,972,116     2,436,858
         Certificates of deposit                     466,710       607,287
         Cash and cash equivalents                    54,208        13,421

       Receivables:
         Employer contribution                         1,378        38,006
         Participants' contributions                                29,675
                                                  ------------  ----------
     Net assets available for benefits            $7,438,798    $6,715,441
                                                  ============  ==========


     The accompanying notes are an integral part of the financial statements.

     STERLING SAVINGS ASSOCIATION
     Employee Savings and Investment Plan
     Statements of Changes in Net Assets Available for Benefits for the six months ended December 31, 1997 and the year ended June 30, 1997

                                                 Six Months
                                                 Ended          Year Ended
                                                 December 31,   June 30,
                                                 1997           1997
                                                 ------------   ----------
     Additions to net assets attributed to:
       Interest                                   $   17,336    $   33,207
       Dividends                                     378,439       205,813
       Net appreciation in fair value of
         investments                                 292,924       889,984
       Contributions:
         Participants                                455,077       836,612
         Employer                                     97,714       191,971
                                                  ----------    ----------
           Total additions                         1,241,490     2,157,587

     Deductions to net assets attributed to:
       Distributions and benefits paid to
         participants                                518,133       454,477
                                                  ----------    ----------

     Increase in net assets available for
       benefits                                      723,357     1,703,110

     Net assets available for benefits:
       Beginning of year                           6,715,441     5,012,331
                                                  ----------    ----------
       End of year                                $7,438,798    $6,715,441
                                                  ==========    ==========

     The accompanying notes are an integral part of the financial statements.

     STERLING SAVINGS ASSOCIATION
     Employee Savings and Investment Plan
     Notes to Financial Statements


     1.  DESCRIPTION OF PLAN:

         The following description of the Sterling Savings Association ("Sterling" or "the Employer") Employee Savings and Investment Plan ("the Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

           GENERAL

           The Plan is a defined contribution plan, which became effective on July 1, 1985. Employees with one year of service may enroll on the first day of any calendar quarter. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

           CONTRIBUTIONS

           Participants may contribute from 1% to 15% of their compensation up to a statutory maximum amount, tax deferred, through payroll deductions to the Plan. Contributions may be suspended at any time upon thirty days' written notice by the participant. However, contributions may only be reinstated, and changes in the amount contributed are only allowed on the first day of any calendar quarter.

           Participants contributing to the Plan are entitled to an Employer matching contribution should Sterling elect to make one. During the six months ended December 31, 1997 and the year ended June 30, 1997, Sterling's matching contribution was 25% of the employee's contribution up to 8% of compensation.
           Additional amounts may be contributed at the option of Sterling as a profit sharing contribution. All Employer contributions, whether matching or profit sharing, are made out of Sterling's current or accumulated net profits and are invested in the Stock Fund. Amounts contributed by both Sterling and the participant shall not exceed 25% of compensation paid to the participants during the fiscal year or the maximum amount allowable as a tax deduction by Sterling.

           INVESTMENT OPTIONS

           Participant contributions are invested in separate funds as designated by the individual participants. Participants may elect to reallocate the amounts invested in each fund on the first day of any calendar quarter during the year. The separate investment funds are described below.

     STERLING SAVINGS ASSOCIATION
     Employee Savings and Investment Plan
     Notes to Financial Statements, Continued


     1.  DESCRIPTION OF PLAN, CONTINUED:

           INVESTMENT OPTIONS, CONTINUED

             FIXED FUND

             The objective of this fund is to maximize short-term income while minimizing risk. The fund invests in Sterling certificates of deposit, money market funds and cash. The certificates of deposit and the cash are federally insured up to $100,000 per participant. The interest rates on the certificates of deposit are set each year on July 1.

             BALANCED FUND

             The object of this fund is to maximize long-term return through a combination of market appreciation and income. The fund invests in the American Balanced Fund, a mutual fund which invests in stocks and bonds.

             ALLOCATION FUND

             The objective of this fund is to maximize long-term return through a combination of market appreciation and income. The fund invests in the Stagecoach Index Allocation Fund (formerly known as the Overland Express Asset Allocation Fund), a mutual fund which invests in stocks, bonds and money market investments.

             GROWTH AND INCOME FUND

             The objective of this fund is to maximize long-term return primarily through market appreciation. The fund invests in The Putnam Fund for Growth and Income, a mutual fund which invests primarily in common stocks of domestic corporations.

             GROWTH FUND

             The objective of this fund is to maximize long-term return through market appreciation. The fund invests in the AIM Value Fund, a mutual fund which invests in stocks, convertible securities, bonds and other equity investments.

             AGGRESSIVE GROWTH FUND

             The objective of this fund is to maximize long-term return through market appreciation. The fund invests in the John Hancock Special Equities Fund which invests in emerging-growth companies.

     STERLING SAVINGS ASSOCIATION
     Employee Savings and Investment Plan
     Notes to Financial Statements, Continued


     1.  DESCRIPTION OF PLAN, CONTINUED:

           INVESTMENT OPTIONS, CONTINUED

             STOCK FUND

             The objective of this fund is to achieve total return from capital appreciation and dividend income through investment in Sterling Financial Corporation common stock.

             PARTICIPANT ACCOUNTS

             Separate accounts are maintained for each participant. Each participant's account is credited with the participant's contribution and an allocation of Sterling's contribution and Plan earnings. Allocations of Sterling's contribution and Plan earnings are based on participant account balances, as defined in the Plan document. The participant's benefit is limited to the benefit that has accumulated in the participant's account.

             VESTING

             A participant is 100% vested in all contributions, both participant and Employer, at all times.

             PAYMENT OF BENEFITS

             Distributions are made upon termination, death, disability or retirement. Participants or their beneficiaries will receive payment of benefits as follows: (a) balances of $3,500 or less will be distributed in a lump sum, or (b) balances greater than $3,500 in various optional forms of distribution.


       2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

             BASIS OF ACCOUNTING

             The financial statements of the Plan are prepared under the acrual basis of accounting in accordance with generally accepted accounting principles.

     STERLING SAVINGS ASSOCIATION
     Employee Savings and Investment Plan
     Notes to Financial Statements, Continued


       2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

             INVESTMENTS

             The Plan's investments are stated at fair value. Certificates of deposit are valued at cost which approximates fair value. Mutual funds are valued at quoted market prices which represent the value of shares held by the Plan at year end. Sterling Financial Corporation common stock is valued at its quoted market price.

             The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the net unrealized appreciation or depreciation on those investments.

             Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

             CASH AND CASH EQUIVALENTS

             Cash equivalents are highly liquid instruments, primarily money market funds, with a remaining maturity of three months or less at the date of purchase.

             ADMINISTRATIVE EXPENSES

             Expenses for administration of the Plan are paid by Sterling.

             BENEFIT PAYMENTS

             Benefits are recorded when paid.

             ESTIMATES

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

     STERLING SAVINGS ASSOCIATION
     Employee Savings and Investment Plan
     Notes to Financial Statements, Continued


     2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

           RISKS AND UNCERTAINTIES

           The Plan provides for various investment options in combinations of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.


     3.  INVESTMENTS:

         The following table presents the fair value of investments, including those that represent 5% or more of the Plan's net assets.

                                                  Shares        Fair
                                                  or Units      Value
                                                  ---------     ----------
           December 31, 1997:
             Certificate of deposit - Sterling
               Savings Association, 6.00%, due
               July 1, 1998                                     $  466,710
             Mutual funds:
               American Balanced Fund                 8,949        140,317
               Stagecoach Index Allocation Fund      23,517        364,748
               The Putnam Fund for Growth and
                 Income                             106,128      2,073,749
               AIM Value Fund                        25,231        817,986
               John Hancock Special Equities
                 Fund                                21,126        547,586
             Common stock of Sterling Financial
               Corporation                          136,649      2,972,116
             Cash and cash equivalents                              54,208
                                                                ----------
                                                                $7,437,420
                                                                ==========

     STERLING SAVINGS ASSOCIATION
     Employee Savings and Investment Plan
     Notes to Financial Statements, Continued


     3.  INVESTMENTS, CONTINUED:

                                                  Shares        Fair
                                                  or Units      Value
                                                  ---------     ----------
         June 30, 1997:
           Certificate of deposit - Sterling
             Savings Association, 5.37%, due
             July 1, 1997                                       $  607,287
           Mutual funds:
             Overland Express Asset Allocation
               Fund                                  26,058        408,850
                 The Putnam Fund for Growth and
                   Income                            90,349      1,862,992
                 AIM Value Fund                      21,425        725,247
                 John Hancock Special Equities
                   Fund                              24,785        593,105
           Common stock of Sterling Financial
             Corporation                            130,838      2,436,858
             Cash and cash equivalents                              13,421
                                                                ----------
                                                                $6,647,760
                                                                ==========

         During the six months ended December 31, 1997 and the year ended June 30, 1997, the Plan's investments (including realized and unrealized gains (losses)) appreciated (depreciated) as follows:

                                                  December 31,  June 30,
                                                  1997          1997
                                                  ------------  ----------
           Mutual funds:
             American Balanced Fund               $   (7,536)
             Stagecoach Index Allocation Fund          1,270    $   29,427
             The Putnam Fund for Growth and
               Income                               (110,665)      274,076
             AIM Value Fund                          (37,300)      115,546
             John Hancock Special Equities Fund       49,091       (37,125)
           Common stock of Sterling Financial
             Corporation                             398,064       508,060
                                                  ----------    ----------
                                                  $  292,924    $  889,984
                                                  ==========    ==========

     STERLING SAVINGS ASSOCIATION
     Employee Savings and Investment Plan
     Notes to Financial Statements, Continued


     4.  NET ASSETS AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
         BY FUND:

         At December 31, 1997, the net assets available for benefits by fund are as follows:

                                                           Fixed         Balanced      Allocation    Growth and     Growth
                                                           Fund          Fund          Fund          Income Fund    Fund
                                                           ----------    ----------    ----------    -----------    ----------
              Investments, at fair value:
                Mutual funds                                             $  140,317    $  364,748    $ 2,073,749    $  817,986
                  Common stock of Sterling Financial
                    Corporation
                  Certificate of deposit                   $  466,710
                  Cash and cash equivalents
                                                           ----------    ----------    ----------    -----------    ----------
                                                              466,710       140,317       364,748      2,073,749       817,986
                Receivables:
                  Employer contribution

                Pending transfers                                  19         1,234         3,719         12,381         6,556
                                                           ----------    ----------    ----------    -----------    ----------
                Net assets available for benefits
                  at December 31, 1997                     $  466,729    $  141,551    $  368,467    $ 2,086,130    $  824,542
                                                           ==========    ==========    ==========    ===========    ==========

     STERLING SAVINGS ASSOCIATION
     Employee Savings and Investment Plan
     Notes to Financial Statements, Continued


     4. NET ASSETS AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND, CONTINUED:


                                                           Aggressive                  Cash and
                                                           Growth                      Cash
                                                           Fund          Stock Fund    Equivalents   Total
                                                           ----------    ----------    -----------   -----------
              Investments, at fair value:
                Mutual funds                               $  547,586                                $ 3,944,386
                  Common stock of Sterling Financial
                    Corporation                                          $2,972,116                    2,972,116
                  Certificate of deposit                                                                 466,710
                  Cash and cash equivalents                                            $   54,208         54,208
                                                           ----------    ----------    ----------    -----------
                                                              547,586     2,972,116        54,208      7,437,420
                Receivables:
                  Employer contribution                                       1,378                        1,378

                Pending transfers                               5,341        24,958       (54,208)             0
                                                           ----------    ----------    ----------    -----------
                Net assets available for benefits
                  at December 31, 1997                     $  552,927    $2,998,452    $        0    $ 7,438,798
                                                           ==========    ==========    ==========    ===========

     STERLING SAVINGS ASSOCIATION
     Employee Savings and Investment Plan
     Notes to Financial Statements, Continued


     4. NET ASSETS AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND, CONTINUED:

         At June 30, 1997, the net assets available for benefits by fund are as follows:

                                                           Fixed         Balanced      Allocation    Growth and     Growth
                                                           Fund          Fund          Fund          Income Fund    Fund
                                                           ----------    ----------    ----------    -----------    ----------
                Investments, at fair value:
                  Mutual funds                                           $  408,850    $1,862,992    $   725,247    $  593,105
                  Common stock of Sterling Financial
                    Corporation
                  Certificate of deposit                   $  607,287
                  Cash and cash equivalents
                                                           ----------    ----------    ----------    -----------    ----------
                                                              607,287       408,850     1,862,992        725,247       593,105
                Receivables:
                  Employer contribution
                  Participant contributions                     1,838         2,671         8,184          4,619         7,656

                Pending transfers                                  40           165           638            457           406
                                                           ----------    ----------    ----------    -----------    ----------
                Net assets available for
                  benefits at June 30, 1997                $  609,165    $  411,686    $1,871,814    $   730,323    $  601,167
                                                           ==========    ==========    ==========    ===========    ==========

     STERLING SAVINGS ASSOCIATION
     Employee Savings and Investment Plan
     Notes to Financial Statements, Continued


     4. NET ASSETS AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND, CONTINUED:


                                                           Aggressive                  Cash and
                                                           Growth                      Cash
                                                           Fund          Stock Fund    Equivalents   Total
                                                           ----------    ----------    -----------   -----------
                Investments, at fair value:
                  Mutual funds                             $  593,105                                $ 3,590,194
                  Common stock of Sterling Financial
                    Corporation                                          $2,436,858                    2,436,858
                  Certificate of deposit                                                                 607,287
                  Cash and cash equivalents                                            $   13,421         13,421
                                                           ----------    ----------    ----------    -----------
                                                              593,105     2,436,858        13,421      6,647,760
                Receivables:
                  Employer contribution                                      38,006                       38,006
                  Participant contributions                     7,656         4,707                       29,675

                Pending transfers                                 406        11,715       (13,421)
                                                           ----------    ----------    ----------    -----------
                Net assets available for benefits
                  at June 30, 1997                         $  601,167    $2,491,286    $        0    $ 6,715,441
                                                           ==========    ==========    ==========    ===========

     STERLING SAVINGS ASSOCIATION
     Employee Savings and Investment Plan
     Notes to Financial Statements, Continued


     4. NET ASSETS AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND, CONTINUED:

         The changes in net assets available for benefits by fund for the six months ended December 31, 1997 are as follows:

                                                           Fixed         Balanced      Allocation    Growth and     Growth
                                                           Fund          Fund          Fund          Income Fund    Fund
                                                           ----------    ----------    ----------    -----------    ----------
              Additions to net assets attributed to:
                Interest                                   $   16,549    $       14    $       47    $       241    $       94
                Dividends                                                    11,463        39,931        244,477        82,568
                Net appreciation (depreciation) in
                  fair value of investments                                  (7,536)        1,270       (110,665)      (37,300)
                Contributions:
                   Participants                                19,915        14,734        37,812        138,772        71,108
                   Employer
                                                           ----------    ----------    ----------    -----------    ----------
                     Total additions                           36,464        18,675        79,060        272,825       116,470

              Transfers                                      (146,638)      122,876      (101,327)        96,387        47,768

              Deductions to net assets attributed to:
                Distributions and benefits paid to
                   participants                                32,262                      20,952        154,896        70,019
                                                           ----------    ----------    ----------    -----------    ----------
              Increase (decrease) in net assets
                available for benefits                       (142,436)      141,551       (43,219)       214,316        94,219

              Net assets available for benefits:
                Beginning of year                             609,165                     411,686      1,871,814       730,323
                                                           ----------    ----------    ----------    -----------    ----------
                End of year                                $  466,729    $  141,551    $  368,467    $ 2,086,130    $  824,542
                                                           ==========    ==========    ==========    ===========    ==========

     STERLING SAVINGS ASSOCIATION
     Employee Savings and Investment Plan
     Notes to Financial Statements, Continued


     4. NET ASSETS AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND, CONTINUED:


                                                           Aggressive
                                                           Growth
                                                           Fund          Stock Fund    Total
                                                           ----------    ----------    -----------
              Additions to net assets attributed to:
                Interest                                   $       71    $      320    $   17,336
                Dividends                                                                 378,439
                Net appreciation (depreciation) in
                  fair value of investments                    49,091       398,064       292,924
                Contributions:
                  Participants                                 70,561       102,175       455,077
                  Employer                                                   97,714        97,714
                                                           ----------    ----------    ----------
                    Total additions                           119,723       598,273     1,241,490

              Transfers                                      (113,684)       94,618             0

              Deductions to net assets attributed to:
                Distributions and benefits paid to
                   participants                                54,279       185,725       518,133
                                                           ----------    ----------    ----------
              Increase (decrease) in net assets
                available for benefits                        (48,240)      507,166       723,357

              Net assets available for benefits:
                Beginning of year                             601,167     2,491,286     6,715,441
                                                           ----------    ----------    ----------
                End of year                                $  552,927    $2,998,452    $7,438,798
                                                           ==========    ==========    ==========

     STERLING SAVINGS ASSOCIATION
     Employee Savings and Investment Plan
     Notes to Financial Statements, Continued


     4. NET ASSETS AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND, CONTINUED:

         The changes in net assets available for benefits by fund for the year ended June 30, 1997 are as follows:

                                                           Fixed         Balanced      Growth and    Growth
                                                           Fund          Fund          Income Fund   Fund
                                                           ----------    ----------    -----------   ----------
              Additions to net assets attributed to:
                Interest                                   $   32,375    $       57    $      265    $        99
                Dividends                                                    43,652       134,601         27,560
                Net appreciation (depreciation) in fair
                  value of investments                                       29,427       274,076        115,546
                Contributions:
                  Participants                                 55,294        72,321       219,355        137,021
                  Employer
                                                           ----------    ----------    ----------    -----------
                    Total additions                            87,669       145,457       628,297        280,226

                Transfers                                    (152,012)       68,832        12,530         16,691

                Deductions to net assets attributed to:
                  Distributions and benefits paid to
                     participants                              14,660        13,566       116,165         28,841
                                                           ----------    ----------    ----------    -----------
                Increase (decrease) in net assets
                  available for benefits                      (79,003)      200,723       524,662        268,076

                Net assets available for benefits:
                  Beginning of year                           688,168       210,963     1,347,152        462,247
                                                           ----------    ----------    ----------    -----------
                  End of year                              $  609,165    $  411,686    $1,871,814    $   730,323
                                                           ==========    ==========    ==========    ===========

     STERLING SAVINGS ASSOCIATION
     Employee Savings and Investment Plan
     Notes to Financial Statements, Continued


     4. NET ASSETS AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND, CONTINUED:


                                                           Aggressive
                                                           Growth
                                                           Fund          Stock Fund    Total
                                                           ----------    ----------    -----------
              Additions to net assets attributed to:
                Interest                                   $       85    $      326    $   33,207
                Dividends                                                                 205,813
                Net appreciation (depreciation) in fair
                  value of investments                        (37,125)      508,060       889,984
                Contributions:
                  Participants                                223,754       128,867       836,612
                  Employer                                                  191,971       191,971
                                                           ----------    ----------    ----------
                    Total additions                           186,714       829,224     2,157,587

              Transfers                                        75,588       (21,629)            0

              Deductions to net assets attributed to:
                Distributions and benefits paid to
                  participants                                 69,254       211,991       454,477
                                                           ----------    ----------    ----------
                Increase (decrease) in net assets
                  available for benefits                      193,048       595,604     1,703,110

                Net assets available for benefits:
                  Beginning of year                           408,119     1,895,682     5,012,331
                                                           ----------    ----------    ----------
                  End of year                              $  601,167    $2,491,286    $6,715,441
                                                           ==========    ==========    ==========

     STERLING SAVINGS ASSOCIATION
     Employee Savings and Investment Plan
     Notes to Financial Statements, Continued


     5.  PLAN TERMINATION:

         Although it has not expressed an intent to do so, Sterling has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA.


     6.  TAX STATUS:

         The Internal Revenue Service has determined and informed Sterling by a letter dated October 20, 1995 that the Plan, as amended, is designed in accordance with applicable sections of the Internal Revenue Code ("Code"), as amended. The Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the Code.

     STERLING SAVINGS ASSOCIATION
     Employee Savings and Investment Plan
     Line 27a - Schedule of Assets Held for Investment Purposes at December 31, 1997

                                      Description of Investment, Including
      Identity of Issuer, Borrower,   Maturity Date, Rate of Interest,       Current
      Lessor or Similar Party         Collateral, Par or Maturity Value      Cost         Value
      ------------------------------  ------------------------------------   ----------   ----------
      Sterling Savings Association    Certificate of deposit, due July 1,
                                      1998, interest at 6.0%                 $  466,710   $  466,710

      Sterling Financial Corporation  Common stock, 136,649 shares at $1
                                      par value                               1,536,020    2,972,116

      AIM Value Fund                  Mutual fund, 25,231 shares                736,100      817,986

      John Hancock Special Equities
      Fund                            Mutual fund, 21,126 shares                510,666      547,586

      Stagecoach Index Allocation
      Fund                            Mutual fund, 23,517 shares                347,833      364,748

      The Putnam Fund for Growth
      and Income                      Mutual fund, 106,128 shares             1,864,009    2,073,749

      American Balanced Fund          Mutual fund, 8,949 shares                 147,909      140,317

      Merrill Lynch Cash Management
      Account                         Short-term money market fund                3,835        3,835

      Cash                            Cash                                       50,373       50,373
                                                                             ----------   ----------
                                                                             $5,663,455   $7,437,420
                                                                             ==========   ==========

  STERLING SAVINGS ASSOCIATION
  Employee Savings and Investment Plan
  Line 27d - Schedule of Reportable Transactions for the six months ended December 31, 1997



                                                                                                    (f)Expenses
                        (b)Description of Asset                                                     Incurred
  (a)Identify of        (Include interest rate and          (c)Purchase   (d)Selling   (e)Lease     with          (g)Cost
  Party Involved        maturity in case of a loan)         Price         Price        Rental       Transaction   of Asset
  --------------------  ---------------------------------   -----------   ----------   ----------   -----------   ----------
  Single transactions:
    Merrill Lynch Cash  Short-term money market fund                      $  407,778                              $  407,778
      Management Fund     Number of transactions                                   1

  Combined transactions:
    Merrill Lynch Cash  Short-term money market fund        $1,145,960                                             1,145,960
      Management
      Fund                Number of transactions                    30

    Merrill Lynch Cash  Short-term money market fund                       1,155,544                               1,155,544
      Management Fund     Number of transactions                                  24

    The Putnam Fund
      for Mutual fund                                          480,265                                               480,265
        Growth and
          Income          Number of transactions                    18

    The Putnam Fund
      for Mutual fund                                                        158,844                                 125,956
        Growth and
          Income          Number of transactions                                   4

  STERLING SAVINGS ASSOCIATION
  Employee Savings and Investment Plan
  Line 27d - Schedule of Reportable Transactions for the six months ended December 31, 1997



                                                            (h)Current
                                                            Value of
                        (b)Description of Asset             Asset on      (i)Net
  (a)Identify of        (Include interest rate and          Transaction   Gain or
  Party Involved        maturity in case of a loan)         Date          (Loss)
  --------------------  ---------------------------------   -----------   ----------
  Single transactions:
    Merrill Lynch Cash  Short-term money market fund                      $        0
      Management Fund     Number of transactions

  Combined transactions:
    Merrill Lynch Cash  Short-term money market fund        $1,145,960     1,145,960
      Management
      Fund                Number of transactions

    Merrill Lynch Cash  Short-term money market fund         1,155,544     1,155,544
      Management Fund     Number of transactions

    The Putnam Fund
      for Mutual fund                                          480,265       480,265
        Growth and
          Income          Number of transactions

    The Putnam Fund
      for Mutual fund                                          158,844       125,956
        Growth and
          Income          Number of transactions
